Exhibit (h)(3)

May 1,2014

Board of Directors for the Steward Funds

c/o Capstone Asset Management Company

3700 W. Sam Houston Pkwy. SouthSuite 250

Houston, TX 77042

We would like to thank the Board of Directors (“Board”) of Steward Funds, Inc. and Capstone Series Fund, Inc. (together the “Funds”) for continuing to retain CFS Consulting Services, LLC (“CCS”) as a consultant to the Board. This letter, which amends the previous agreement of November 18, 2008 by reducing fees, outlines the specific services that we have been and will continue to be providing. In general, CCS will act as a source of expertise and education for the Board regarding the cultural screens that are applied to the Funds’ portfolios. Specifically, we will perform the following tasks:

1.	We will meet with the Board, or any Committee that may be appointed by the Board, and/or its other professionals (advisers, sub-advisers, lawyers, auditors, etc.) to review the needs and constraints on the Funds. These include, but are not limited to, philosophies, considerations of purpose, and cash flow needs of the existing and proposed portfolios. CCS will provide to, and discuss with, the Board cultural screening research data to assist the Board in developing criteria for determining what securities will be prohibited investments for the Funds

2.	Based upon these discussions, CCS will prepare, for consideration by the Board, suggested criteria to be used in developing and maintaining the list of securities that are not eligible for investment by the Funds, and a suggested statement of objectives and guidelines to be used for ongoing review and monitoring of the cultural screening and performance of the Funds.

3.	Based upon criteria established and approved by the Board, as revised from time to time, we will develop and maintain a list of securities that are not eligible for investment by the Funds.

4.	We will review at least quarterly the individual Fund portfolios to assure compliance with objectives and guidelines established by the Board.

5.	We will review on a periodic basis the religious denomination private placement mortgage securities that may be held by the Funds or entities in which the Funds invest to assure compliance with the credit quality, diversification, cultural screening and other investment policies established by the Funds investment adviser and the Board.

6.	We will prepare a quarterly report for the Board regarding compliance by the Funds’ investment adviser with the established objectives and guidelines. We will also be available to meet with the Board or the Fund’s investment adviser on an as needed basis but will meet at least annually with each.

7.	Our fee schedule for the above services, based on the annual average aggregate daily net assets of the Funds, is as follows:

Net Total Assets	Annual Fee

First $ 500,000,000	8.0 basis points
Next $ 500,000,000	5.0 basis points
Over $1,000,000,000	2.0 basis points

Fees will be paid monthly, in arrears, based upon that month’s average aggregate daily net assets. The above fee schedule includes all travel and expenses associated with meeting with the Board or a Fund’s investment adviser.

8.	Either party may terminate this agreement without penalty by notification in writing, with 60 days’ notice. In the event this agreement is terminated, CCS will be compensated pro rata for any period during which it provides services hereunder and for which it has not been compensated, plus any outstanding reimbursable expenses not already reimbursed.

9.	This agreement shall be governed by the laws of the state of Texas.

10.	All information furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties except as required by law.

11.	It is understood:

a)	that CCS’s services hereunder are of a consulting nature only;

b)	that CCS will have no power to determine that any security or other investment shall be purchased by any Fund;

c)	that CCS will not furnish advice to a Fund’s investment adviser or any Fund with respect to the desirability of investing in, purchasing or selling securities or other property; and

d)	that CCS will not provide services that would cause it to be deemed an investment adviser (as that term is defined in the Investment Company Act of 1940) to a Fund’s investment adviser or a Fund or that would require it to register as an investment adviser under the Investment Advisers Act of 1940.

This letter serves as our official proposal of the services to the Steward Funds.

Sincerely,

/s/ Edward L. Jaroski
Edward L. Jaroski
CFS Consulting Services, LLC.

Upon your acceptance of this proposal, CFS Consulting Services, LLC., will begin providing services as of the effective date of this agreement.

STEWARD FUNDS, INC.		CAPSTONE SERIES FUNDS, INC

By:	/s/ Edward L. Jaroski	By:	/s/ Edward L. Jaroski

Name:	Edward L. Jaroski	Name:	Edward L. Jaroski

Title:	President	Title:	President

Date:	5-1-2014	Date:	5-1-2014

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